EXHIBIT D.2

                       The Commonwealth of Massachusetts

                         DEPARTMENT OF PUBLIC UTILITIES







D.P.U. 97-13

     Petition of Western Massachusetts Electric Company for approval by the Department of Public Utilities, pursuant to G.L. c. 164, <section> 17A, with respect to the organization of a wholly-owned subsidiary in conjunction with an accounts receivable purchase and sale program and related transactions.


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               APPEARANCES:   Stephen Klionsky, Esq.
                              Northeast Utilities Service Company
                              260 Franklin Street, 21st Floor
                              Boston, Massachusetts 02110-3179

                                      -and-

                              Thomas R. Wildman
                              Day, Berry & Howard
                              CityPlace
                              Hartford, Connecticut 06103-3499
                                      FOR:   WESTERN MASSACHUSETTS
                                             ELECTRIC COMPANY
                                             Petitioner

                                                                 EXHIBIT D.2

D.P.U. 97-13

I.      INTRODUCTION

        On January 9, 1997, Western Massachusetts Electric Company ("WMECo" or "Company") filed with the Department of Public Utilities ("Department"), pursuant to G.L., c. 164, <section> 17A, a request for approval of an investment by the Company in connection with an accounts receivable purchase and sale program. The petition was docketed as D.P.U. 97-13. Pursuant to notice duly issued, the Department conducted a public and evidentiary hearing on the Company's application on March 19, 1997 at the Department's offices in Boston. There were no motions to intervene. In support of its filing, the Company presented the testimony of David R. McHale, Assistant Treasurer-Finance of WMECo. The evidentiary record consists of two Company exhibits and 13 Department exhibits. In addition, the record contains 10 responses from WMECo to Department record requests.

II.     THE COMPANY'S PROPOSAL

        A.     Introduction

        WMECo has requested approval to invest initially approximately $60,000 in a wholly-owned special purpose corporation to be known as WMECo Receivables Corporation ("WRC"). WRC has been organized for the sole purpose of purchasing certain of the Company's accounts receivable and related assets (Exhs. WM-1, at 2; WM-2 at 8).{1} The Company states that the $60,000 investment will be used to cover the organization expenses of WRC and costs associated with implementing its accounts receivables sales program herein described (Exh. WM-2, at 8). WMECo is also seeking authority to make future equity contributions to WRC under the structure of the accounts receivables sales program (Exh. WM-1, at 14; Tr. at 35-36; RR-DPU-10).

        According to the Company, the formation of WRC was necessary to satisfy the requirements of the Statement of Financial Accounting Standards No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, No. 162-C (June 1996) ("FAS 125"), as applicable to WMECo's present receivable sales program described below.

        B.     Existing Receivable Sales Program

        The Company currently has in effect a Receivables Purchase and Sale Agreement ("Existing Agreement") with Monte Rosa Capital Corporation ("Monte Rosa") and Union Bank of Switzerland, New York Branch ("UBS") (Exh. WM-1, at
3). Under the Existing Agreement, WMBCo may sell, from time to time, at its discretion; fractional, undivided ownership interests ("Undivided Interests") in certain billed and unbilled indebtedness of customers and certain related assets to Monte Rosa through its agent UBS (id.). According to the Company, no Department approval was necessary to enter into the Existing Agreement because it does not involve the issue of securities, sale of utility assets, or payment of compensation by WMECo to WRC (Exh. WM-2, at 10; Tr. at 8-9).

        At the time the Existing Program was being negotiated, the Company contemplated that any transfers of receivables would be accounted for as sales under generally accepted accounting principles (Exhs. WM-1, at 4, DPU-8). In order to receive off-balance sheet treatment under FAS 125, however, the transferred assets must be isolated from WMECo and its creditors, even in the event of bankruptcy or receivership of the Company (Exhs. WM-1, at 4; DPU-6, <section><section> 9(c), 54-56; RR-DPU-1). Because sales of receivables under the Existing Agreement include significant reserves which revert to WMECo to the extent that they are not needed to cover actual losses, the resulting uncertainty of how these sales would be viewed under FAS 125 requires the Company to account for them as a financing, versus a sale (Exh. WM-2, at 6-7; Tr. at 34).

        Although WMECo states that transactions under the Existing Agreement would be deemed a financing under FAS 125, the Company determined that the Existing Agreement would still provide WMECo with liquidity and an additional source of funds (Tr. at 32). Because of outstanding questions as to how the accounting profession would interpret FAS 125, attendant delays in setting up an alternative structure, and the desire by the Company to receive the benefits afforded through the sale of its receivables, WMECo determined that it would be appropriate to finalize the Existing Agreement as an interim measure (id. at 32-33).{2} The Company anticipates that the Existing Agreement could expire as early as April 30, 1997 (id. at 9).

        C.     Proposed "Two-Step" Arrangement

        In order to treat its sale of receivables as an off-balance sheet sale under FAS 125, WMECo intends to replace the Existing Agreement with a "two-step" process (Exh. WM-1, at 5; Tr. at 10). The "two-step" process is designed to remove control of the transferred assets from the Company to WRC, through the use of separate agreements (Exh. WM-1, at 5; Tr. at 11; RR-DPU-9). To implement the "two-step" process, WMECo has entered into two agreements, one with WRC ("Company Agreement"), and a second one with WRC, Monte Rosa, and UBS ("WRC Agreement") (RR-DPU-9, Bulk Attachs. A and B).

               1.      Company Agreement

        Under the Company Agreement, the Company shall sell or transfer as equity contributions from time to time virtually all of its rights, title and interests in its receivables and related assets to WRC (Exh. WM-1, at 5; RR-DPU-9, Bulk Attach. A at 2). The receivables to be sold would consist of both billed and unbilled receivables attributed solely to eclectic consumption, versus ancillary charges such as service calls (Tr. at 17-18). The Company's receivables would be transferred to WRC on a daily basis (Exh. WM-2, at 95).

        The purchase price to be paid by WRC for WMECo's receivables and related assets shall be equal to the outstanding receivables balance multiplied by a Discount Percentage intended to recognize historic losses arising from uncollectible accounts and a borrowing rate based on the London International Bank Overseas Rate ("LIBOR") (RR-DPU-9, Bulk Attach. A at 6; Tr. at 27-28).{3} The Company anticipates that the Discount Percentage will be approximately 98 percent (Tr. at 26). Consequently, WMECo will sell the rights and interests in its account receivables to WRC at approximately 98 percent of face value.

        While the Company states that its initial investment in WRC will be $60,000, the structure of the Company Agreement makes it possible for WRC to receive additional investments in the form of contributions of receivables varying from time to time (Exh. WM-2, at 8). Because the availability of receivables and related assets from WMECo will vary from time to time with electric consumption, WRC may not have sufficient funds available to purchase the Company's receivables at any particular time (Exh. WM-1, at 5-6).

If WRC has insufficient cash to cover the receivables and related assets originated by WMECo, WRC will either make the purchase and owe the balance to the Company, or will accept a capital contribution from WMECo in the form of receivables and related assets (Exh. WM-1, exh. F,4; WM-2, at 8-9). The actual treatment will depend on WRC's need for capital; given the nature of the special-purpose corporation and its limited needs, the Company stated that it does not anticipate making significant capital contributions to WRC (Tr. at 72).

        Conversely, if historical losses are less in a particular period than had been factored into the Company's calculations, WRC may generate a small profit (Tr. at 60). If WRC develops a substantial cash balance arising from the timing of purchases and sales of receivables, the Company states that WRC will likely dividend the excess cash to WMECo, in what the Company represents may be defined as a return of previous capital contributions from WMECo (Exhs. WM-1, exh. F.4; WM-2, at 9). The Company states that any profits arising from WRC's operations would accrue to WMECo (Tr. at 62). The Company anticipates that any small cash balances would remain in WRC, while larger balances would be paid to WMECo in the form of dividends, as deemed necessary (id.).

        2.     WRC Agreement

        Under the WRC Agreement, from time to time WRC will sell Undivided Interests in the receivables purchased from the Company to Monte Rosa, through its agent UBS (Exh. WM-1, at 5; RR-DPU-9, Bulk Attach. B). The purchase price paid by Monte Rosa for these receivables will be based on a formula that takes into account historic loss statistics, as a means to further assure the quality of the receivables being purchased (Tr. at 57-59). Purchases by Monte Rosa will be funded through either its own commercial paper or by drawing on its own banking facilities (Exh. WM-1, at 6). The aggregate purchase price paid by Monte Rosa is not intended to exceed $40,000,000, and the minimum purchase price for an Undivided Interest will be $1,000,000 (RR-DPU-9, Bulk Attach. B, at 15, 24; Tr. at 73). Any Company receivables that remain unsold by WRC will be treated on WMECo's books as investments in securities, in accordance with FAS 125 (Exh. DPU-1; Tr. at 29).

        The purchase price to be paid by Monte Rosa for the receivables sold by WRC is based on an algorithm (Exh. DPU-13; Tr. at 82). The purchase price will not include the Company's delinquent or defaulted receivables, or any receivables associated with hardship accounts as defined by statute (Tr. at 19-
20). Additionally, the WRC Agreement places a concentration limit on both government accounts and receivables associated with WMECo's largest ten customers (id. at 19-21). The elimination of these receivables from the Company's total receivables produces a Net Receivables Pool, which after being adjusted to provide for a coverage ratio of 102 percent, results in a Utilized Amount (id. at 22).

        Based on an algorithm, the Utilized Amount is, in turn, reduced by a Loss Reserve Factor ("LRF") of 10.68 percent intended to provide for greater-than-anticipate delinquencies (Exh. DPU-13; Tr. at 82-84). The Utilized Amount is further reduced by a Dilution Reserve of 1.92 percent intended to cover billing disputes, as well as a 2.38 percent Yield Reserve and 0.29 percent Servicing Fee Reserve covering the costs associated with the program, thus producing a total reserve percentage ("TRP") of 15.27 percent (Exh. DPU-13; Tr. at 84-85). The TRP is then multiplied by 84.73 percent (1.00-.1527) of the sum of the Net Receivables Pool and Yield Reserve, then divided by one minus the LRF, to develop the receivables that will be sold by WRC (Exh. DPU-13; Tr. at 86). WMECo states that the intent of the formula is to ensure that Monte Rosa has acquired the highest quality receivables possible from WRC (Tr. at 86-87).

        The WRC Agreement may be terminated by either the Company or UBS if an event of termination occurs (Exh. WM-1, at 7; RR-DPU-9, Bulk Attach. A. at 51). An event of termination is defined in the WRC Agreement, and includes, inter alia, the Company's senior secured credit ratings falling below BB, WMECo's insolvency, and bankruptcy (RR-DPU-9, Bulk Attach. B at 58-60; RR-DPU-5). An event of termination would not automatically require the Agent to terminate the program, unless an insolvency or bankruptcy occurred (RR-DPU-5).

        Under the terms of the WRC Agreement, UBS is entitled to appoint a servicer on behalf of Monte Rosa and WRC to administer and collect receivables (Exh. WM-1, at 7). While the WRC Agreement designates WMECo as the servicer, UBS may appoint another servicer if a servicer default or event of termination occurs (id.; RR-DPU-9, Bulk Attach. A at 51; Tr. at 36-37). A servicer default is defined as occurring if UBS determines that an event has occurred which materially and adversely affects (1) the Company's ability to service its receivables or (2) the credit quality, collectability or enforceability of those receivables (RR-DPU-9, Bulk Attach. B at 18; RR-DPU-5). If UBS appoints a new servicer, the Company stated that the new servicer would be obligated to abide by all applicable laws, rules, and regulations, and to act in accordance with WMECo's credit and collection policies (RR-DPU-4). WMECo stated that, notwithstanding these provisions, if a new servicer failed to perform in a manner acceptable to the Company, WMECo would in all likelihood act to terminate the WRC Agreement (id.; Tr. at 40).

        D.     Company Arguments In Support of its Proposal

        According to WMECo, Department approval of the proposed transactions will permit the Company to accelerate its receipt of cash collections from accounts receivable and thereby meet its short-term cash needs (Exh. WM-1, at 8; Tr. at 9). The Company maintained that due to the accounting treatment required for sale of receivables under the Existing Agreement, Monte Rosa may be less willing to continue buying ownership interests in the Company's receivables (Exh. WM-2, at 7).

        According to WMECo, its receivables program produces significant benefits to customers at a favorable interest rate. In addition to a reduction in short-term debt costs, the Company estimated that the sale of receivables would produce a significantly lower working capital requirement for rate making purposes (RR-DPU-8). Using the cash working capital lead-lag study provided in its previous rate case, D.P.U. 91-290, the Company estimated that at a 100 percent utilization of the program, its net working capital lag would decrease from 8.05 days to a negative 35.76 days (id.).{4} The Company compared these benefits to the overall costs of the program. WMECo estimated that the initial fees associated with the program would be $235,000, and that the cost of the initial sale of its receivables to WRC would be $265,000 (Exh. WM-1, exhs. D, F,4; Tr. at 92).{5} Therefore, the Company concluded that its proposal would produce savings to ratepayers (RR-DPU-8).

        WMECo compared its proposed accounts receivable sales program with alternative financing methods. The Company explained that while it had access to the Northeast Utilities ("NU") system money pool, which offered the most attractive funding alternative, its availability is limited to when other NU system companies have excess cash available (Exh. DPU-12). Therefore, the Company ruled out the use of the NU system money pool as a source of additional capital. WMECo stated that it is unable to issue commercial paper because both major rating agencies, Standard and Poor's and Moody's, have downgraded the Company's commercial paper to below-investment grade ratings, thus rendering commercial paper an unattractive option (id.). Finally, the Company determined that, based on a comparison between an accounts receivable program and the NU system revolving credit facility, an accounts receivable program was less costly (id.; Tr. at 79-81).

        Additionally, WMECo stated that when it originally developed the Existing Agreement, it conducted a comparative analysis of proposals sent by five lending institutions, including UBS (Exh. DPU-8). These lending agencies had been initially selected based on their familiarity with the Company, experience in the asset-backed market, and their access to high quality commercial paper (id., Tr. at 46-47). WMECo determined that, based on UBS's experience in the asset-based market, its AAA rating from security rating agencies, the structure and flexibility of its receivables securitization program, and price competition, as well as the Company's desire to diversify its financing sources, UBS provided on balance the greatest overall benefits at the lowest possible costs (Exh. DPU-8; Tr. at 44-50, 64).

        According to the Company, the sales of receivables under both the Company Agreement and WRC Agreement do not constitute the issuance of securities, sale of utility assets, or payment of compensation by WMECo to WRC (Exh. WM-1, at 11).

Therefore, the Company contended that neither agreement falls within the Department's jurisdiction, and that no prior approval is necessary for the sale of receivables and related assets to WRC (id.). In the alternative, WMECo requested that, if the transactions are found to be subject to the Department's jurisdiction, the Company be authorized to engage in such transactions (id. at 11, 14).

        The Company stated that although WMECo and WRC are separate corporations, it is requesting that the Department treat the Company and WRC on a consolidated basis for rate making purposes, including the determination of the loss allowance for uncollected receivables (id. at 10, 14). According to WMECo, any sale of receivables to a third party in the absence of FAS 125 would be accounted for as either the sale of an asset or a receivable (Tr. at 42). The Company contended that the accounting transactions required under FAS 125 should not be allowed to dictate the rate making treatment accorded to its receivables program (id.).

        The Company stated that a final legal opinion as to whether its proposed "two-step" receivables sales program constitutes a true sale under the requirements of FAS 125 will not be available until the condition precedent documents are completed (RR-DPU-2 (Supp.)). However, WMECo's outside counsel anticipated that the account receivables sales program would be treated as a sale instead of a financing (id.). WMECo stated that the sales of its receivables would not effect the operations of the Company or the performance of its duty to the public, and contended that the transaction was consistent with the public interest (Tr. at 9).

III.    STANDARD OF REVIEW

        Pursuant to G.L. c 164, <section> 17A, a gas or electric company must obtain written Department approval in order to "loan its funds to, guarantee or endorse the indebtedness of, or invest its funds in the stock, bonds, certificates of participation or other securities of, any corporation, association or trust . . . ."  The Department has indicated that such proposals must be "consistent with the public interest," that is, a Section 17A proposal will be approved if the public interest is at least as well served by approval of the proposal as by its denial, Bay State Gas Company, D.P.U. 91-165, at 7
(1992); see Boston Edison Company, D.P.U. 850 (1983).

        The Department has stated that it will interpret the facts of each
Section 17A case on its own merits to make a determination that the proposal is consistent with the public interest. D.P.U. 91-165, at 7. The Department will base its determination on the totality of what can be achieved rather than a determination of any single gain that could be derived from the proposed transactions. Id.; see D.P.U. 850, at 7. Thus, the Department's analysis must consider the overall anticipated effect on ratepayers of the potential harms and benefits of the proposal. D.P.U. 91-165, at 8. The effect on ratepayers may include consideration of a number of factors, including, but not limited to: the nature and complexity of the proposal; the relationship of the parties involved in the underlying transaction; the use of funds associated with the proposal; the risks and uncertainties associated with the proposal; the extent of regulatory oversight on the parties involved in the underlying transaction; and the existence of safeguards to ensure the financial stability of the utility. Id.

IV.     ANALYSIS AND FINDINGS

        The record in this proceeding demonstrates that the Company's accounts receivable sales program permits WMECo to enhance its access to short-term cash by accelerating its conversion of accounts receivable to cash. The record also demonstrates that the Company has accessed $15 million through the operation of the Existing Agreement. Moreover, the record supports the Company's position that the change in accounting treatment of account receivable sales arising from FAS 125 increases the risk that Monte Rosa would be less willing to continue purchasing WMECo's receivables under the Existing Agreement.

        The record demonstrates that the Company used appropriate decision making criteria in evaluating the funding alternatives available to WMECo, and structured an accounts receivable sales program intended to meet both the Company's needs and the requirements of generally accepted accounting principles. The increased liquidity, lower short-term debt expenses, and lower working capital requirements afforded under the Company Agreement and WRC Agreements will improve WMECo's financial stability with no change in the rates charged or the Company's provision of service to the public.

        Under the WRC Agreement, the Company shall continue to administer and collect its accounts receivables. Although the record suggests that the possibility is remote that UBS will designate another entity to act as a servicer,{6} or that a new servicer could impose policies in contravention of 220 C.M.R. <section> 25 et seq., the Department remains concerned that existing consumer protections be continued by whatever entity is acting in the role of servicer. Accordingly, the Company is hereby directed to notify the Department's Consumer Division in the event that WMECo is removed from its present role as servicer. If the Department determines that the replacement servicer is operating in contravention of 220 C.M.R. <section> 25 et seq., the Department will take appropriate measures, which may include directing the Company to terminate the WRC Agreement.

        With respect to the Company's request that the Department find that sales of receivables to WRC are not subject to our jurisdiction under G.L. c. 165, <section> 17A, the Department notes that the predominant investment in WRC would be account receivables made to allow the Company to take advantage of an accounts receivable program designed to comply with generally accepted accounting principles. As such, the Department finds that the majority of transactions to be made under the Company Agreement would not constitute the type of investment contemplated under G.L. c. 164, <section> 17A. However, under certain conditions, the record demonstrates that if WRC has insufficient cash to cover the receivables and related assets originated by the Company, it is possible that WRC will meet these obligations by accepting the receivables and related assets as additional capital contributions. These capital contributions would constitute investments and therefore fall under the purview of Section 17A.

        While a strict application of G.L. c. 164, <section> 17A would appear to require the Company to receive prior approval of any investment made in WRC, the Department has considered the purpose of WRC and the use of the funds that would be involved in the potential investments. Because of the timing difference between the Company's daily transfers of its rights and interests in its account receivables to WRC, and Monte Rosa's purchase of those interests, the Department finds that requiring regulatory approvals in each instance prior to a transfer of receivables to WRC would impair the Company's ability to sell its receivables in a timely manner, and frustrate the purpose of the accounts receivables program. Moreover, because the record evidence demonstrates that WRC should require minimal capital contributions, the Department finds that additional capital contributions likely to be required by the Company in WRC should not adversely impact the availability of capital to support WMECo's own operations.

        Based on the above considerations, the Department finds that the Company, may from time to time, make capital contributions to WRC pursuant to the terms of the Company Agreement without prior Department approval. We emphasize that the Company must use prudent managerial decision making and reasoned, documented and supportable judgment in its disposition of any cash accumulations, i.e., capital contributions, in WRC arising from the transfer of receivables under the Company Agreement. The Department will review any such capital contributions in the Company's next rate proceeding.

        With respect to the Company's request that WMECo and WRC be treated on a consolidated basis for ratemaking purposes, the Department's policy is to exclude equity investments in subsidiaries from utility capital structures. NYNEX, D.P.U. 94-50, at 440 (1995); Colonial Gas Company, D.P.U. 84-94, at 51
(1984); Boston Edison Company, D.P.U. 18515, at 56-58 (1976). Thus, the initial $60,000 investment proposed for WRC would be excluded from the Company's capital structure for ratemaking purposes. As to those receivables sold to WRC that remain unpurchased by Monte Rosa, the Department notes that in the absence of an accounts receivable, which are not included in capital structure in any event.

        While it may be reasonable not to consider these receivables as investments in WRC for ratemaking purposes, the record does not provide sufficient evidence on what, if any, other differences in accounting treatment may be required under the Company's proposal. Accordingly, the Department declines to consider the Company and WRC as a consolidated entity for ratemaking purposes at this time. WMECo may propose such treatment in a future proceeding. Any such proposal should include a full description of what adjustments would be required on the Company's books to reflect the consolidation of WMECo and WRC.{7}

        Based on the foregoing, the Department finds that the Company's proposal will not have any effect on WMECo's provision of service to the public nor will it cause an increase in the rates charged to customers. Accordingly, after weighing the overall potential benefits and risks of the proposed equity investment, the Department finds that the transactions under the Company Agreement and the WRC Agreement, taken as a whole, are consistent with the public interest.

V.      ORDER

        Accordingly, after due notice, public hearing, and consideration, it is

        ORDERED:That the proposal of Western Massachusetts Electric Company to form a wholly-owned special-purpose accounts receivable subsidiary, WMECo Receivables Company, be and hereby is approved; and it is

        FURTHER ORDERED:That the proposal of Western Massachusetts Electric Company to invest $60,000 in the equity of WMECo Receivables Company be and hereby is approved; and it is

        FURTHER ORDERED:That the proposal of Western Massachusetts Electric Company to invest, from time to time without prior Department approval, additional equity contributions in WMECo Receivables Company in the form of accounts receivables and related assets as defined in this Order, be and hereby is approved; and it is

        FURTHER ORDERED:That the proposal of Western Massachusetts Electric Company to enter into an accounts receivable agreement with WMECo Receivables Company be and hereby is approved; and it is

        FURTHER ORDERED:That the proposal of Western Massachusetts Electric Company to be permitted to take such other actions incident to ro reasonably necessary for the consummation of the foregoing be and hereby is approved.

                                      By Order of the Department,


                                      /s/ John B. Howe
                                      John B. Howe, Chairman


                                      /s/ Janet Gail Besser

                                      Janet Gail Besser, Commissioner

A true copy
        Attest:


/s/ Mary L. Cottrell
Mary C. Cottrell
Secretary

     **FOOTNOTES**

       {1}   The related assets pertain to the systems by which the receivables are accounted for, including computer tapes and general ledger entries (Tr. at 99-100).

       {2} On February 13, 1997, WMECo sold $15 million of its receivables to Monte Rosa under the current agreement (Tr. at 34; 57).

       {3}   Under the formula contained in the WRC Agreement, the  Discount
Percentage is equal to 100 percent, minus the sum of the discount rate equivalent of an annual interest rate and a historic rolling ratio of writeoffs to collections (RR-DPU-9, Bulk Attach. A at 7). Therefore, the Discount Percentage represents a net factor.

       {4}   The Department notes that, based on the revenue requirement proposed by WMECo in D.P.U. 91-290, the reduction in the cash working capital allowance factor would have produced a decrease in the revenue requirement of slightly over $4 million.

       {5}   The initial fees would be booked against the Company's investment in securities account, while the selling costs associated with its receivables program would be written off against the Company's accounts receivable and other net income accounts (Exh. WM-1, exh. F2; Tr. at 92).

       {6}   Under the WRC Agreement, an event of termination includes, interalia, the Company's senior secured credit ratings falling below BB, WMECo's insolvency, and bankruptcy (RR-DPU-9, Bulk Attach. B at 58- 60; RR-DPU-5). The Agent is required to terminate the accounts receivables sales program in the event of WMECo's insolvency or bankruptcy (RR-DPU-5).

       {7}   Because well-established Department policy requires the exclusion of the $60,000 initial investment in WRC from the Company's capital structure, any proposal by WMECo which seeks to include the $60,000 initial investment should demonstrate persuasively the rationale for departing from longstanding precedent.